EXHIBIT C

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Identity	Classification
Osterweis Capital Management, Inc.	Investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E)

Osterweis Capital Management, LLC	Investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E)

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